

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Bhargav Marepally
Chief Executive Officer
StoneBridge Acquisition Corp.
One World Trade Center
Suite 8500
New York, NY 10007

Re: StoneBridge Acquisition Corp.
Amendment No. 1 to Registration Statement on Form F-4
Filed August 23, 2023
File No. 333-272915

Dear Bhargav Marepally:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2023 letter.

Amendment No. 1 to Registration Statement on Form F- 4 filed August 23, 2023

DigiAsia's Business, page 214

1.   We note your response to prior comment 8. Please revise to disclose the name of the customer and file the agreement as an exhibit or provide us with a detailed analysis regarding why it is not required. Refer to Items 101(h)(4)(vi) and 601(b)(10)(ii)(B) of Regulation S-K for guidance.

Key Business Metrics and Non-GAAP Financial Measures, page 263

2.   Please revise to provide a discussion of how the Number of API hits, GTV, and Number of Merchants operating metrics are used in assessing the Company's operations, and whether and how they contribute to revenue.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Critical Accounting Policies and Estimates
o. Sales and marketing expenses, page F-58

3.   Please consider revising your footnotes to add a table that shows a summary of expense items that are classified as Sales and Marketing expenses. Tell us the nature of the expenses that are incurred to promote DigiAsia's brand, products and services. Clarify whether you are making payments or providing concessions to any merchants and consumers that utilize your products. If so, tell us how you considered ASC 606-10-32-25 in evaluating whether such amounts should be a reduction of revenue. In addition, please revise your footnote to disclose any advertising expenses incurred for each reporting period. We refer you to ASC 720-35-50-1(b).

You may contact Senior Staff Accountant, Amanda Kim, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Blankenship